April 21, 2014	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Funds, Inc. (the “Corporation”)

Investment Company Act Registration No. 811-06110

Securities Act Registration No. 33-34929

Post Effective Amendment Number 71 to the Corporation’s Registration Statement on Form N-1A Filed on

January 27, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended (the “Act”)

Ladies and Gentlemen:

This letter provides the Corporation’s response to comments on the above-referenced amendment to the Registration Statement of the Corporation, relating to Western Asset Total Return Unconstrained Fund (the “Fund”), a series of the Corporation, that Mr. Larry Greene provided by telephone to Adam Schlichtmann on March 24, 2014. For convenience of reference, each of the comments is summarized before the Corporation’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Please respond in writing via EDGAR correspondence and provide Tandy representations in your response letter.

	Response:	The Corporation has made the requested representations below.

2.	Please confirm that the final printed prospectus and SAI will conform to the SEC’s font size requirements.

	Response:	Confirmed

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3.	Please confirm the strategy and risk disclosure accurately reflects the usage of derivatives by the Fund in light of the letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal Disclosure, Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute regarding derivatives.

	Response:	The Fund is familiar with the above-mentioned letter. The Fund believes that its derivatives-related disclosures are appropriate.

4.	Please confirm whether the Fund is required to show acquired fund fees and expenses in the fee table in accordance with the requirements Form N-1A.

	Response:	The Fund confirms that acquired fund fees and expenses are not required to be shown in its fee and expense table in accordance with instruction 3(f) to Item 3 of Form N-1A.

5.	Please file the agreement related to the Fund’s fee and expense limitations, or confirm that the agreement will be filed.

	Response:	The Fund intends to file the applicable board resolutions that reflect the agreement regarding the disclosed limits on the Fund’s fees and expenses in the prospectus.

6.	Please append to the prospectus descriptions of the Baa/BBB credit ratings that are referred to in the prospectus.

	Response:	The Fund respectfully declines to make the requested change. Descriptions of these and other credit ratings are included in the SAI.

7.	Please clarify whether the derivatives in which the Fund invests are exchange traded or are over-the-counter derivatives.

	Response:	The requested change has been made.

8.	Please provide a further explanation of duration in the prospectus, including providing an example of how a change in interest rates affects bonds with different durations (e.g., the impact of a change in interest rates on a bond with a duration of 5 years as compared with a bond with a different duration).

	Response:	The type of disclosure and example requested is included in the section of the Statement of Additional Information entitled “Duration.” The Fund believes that the Statement of Additional Information is the appropriate place for such disclosure.

9.	If the Fund discloses leveraging risk as a principal risk, please ensure that the Fund’s strategy disclosure indicates that the Fund will utilize leverage as part of its principal investment strategy.

	Response:	The Fund’s principal investment strategy disclosure indicates that it may use derivatives for the purposes of enhancing returns. The Fund’s risk disclosure indicates that the use of derivatives could have a leveraging effect on the Fund’s portfolio. The Fund believes that its disclosure is appropriate in light of the manner in which the Fund is managed.

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10.	Please revise the Fund’s disclosure regarding U.S. government securities to indicate that Fannie Mae and Freddie Mac are still in conservatorship.

	Response:	The fund has revised its SAI disclosure in response to this comment.

11.	Please clarify whether or not the disclosure under the heading “More on the fund’s investment strategies, investments and risks cont’d” is principal.

	Response:	The Fund does not believe that specifically identifying principal investment strategies and risks is necessary or required as they are already identified in the summary section of the prospectus.

12.	Equity securities are discussed on page 12 of the prospectus, but are not discussed in the summary section. Please clarify whether investing in equity securities is a principal investment strategy. Please clarify what “equity-like securities” are and how they differ from exchange traded and over-the-counter common stocks.

	Response:	The Fund believes that its disclosure is appropriate in light of how the Fund is managed. Note that the first sentence of its equity securities disclosure reads as follows: “Although the fund invests principally in fixed income securities and related investments, the fund may from time to time invest in or receive equity securities and equity-like securities.” The Fund has clarified its disclosure to indicate that the list of examples includes equity-like securities.

13.	Disclosure on page 13 of the prospectus discusses the Fund’s investments in securities requiring the Fund to recognize income before or without receiving cash representing income, such as the accretion of original issue discount, or OID. With respect to these investments, add disclosure consistent with the following:

	a.	The Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

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	b.	The higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

	c.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.

	d.	OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

	e.	OID income may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, §19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

	f.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

	g.	OID creates the risk that incentive fees will be paid to the adviser based on non-cash accruals that ultimately may not be realized, but the adviser will be under no obligation to reimburse the Fund for these fees.

Response:		The Fund respectfully declines to make the requested changes. Some of the sub-parts of this comment relate to incentive fees. The Fund does not pay an incentive fee. The Fund believes its disclosure is appropriate in light of the way the Fund is managed. The Fund notes that its prospectus disclosure currently includes risk disclosure regarding credit risk and valuation risk and that the prospectus and SAI already contain disclosure specifically regarding original issue discount.

14.	Please clarify whether or not the investments described under the heading “other investments” are principal.

	Response:	The Fund believes its current disclosure is appropriate and, therefore, respectfully declines to make any changes to its disclosure in response to this comment.

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15.	Please add exceptions for borrowings and illiquid securities for the general policies under “Percentage and other limitations.”

	Response:	The Prospectus does not describe percentage limitations on borrowing or illiquid securities. The Fund’s disclosure has been revised to note that the statements under the heading “Percentage and other limitations” only applies to investment requirements described within its Prospectus.

16.	Please disclose that an AML compliance officer has been appointed.

	Response:	Disclosure has been added to the SAI to address this comment.

17.	With respect to the description of fundamental investment restriction number 2 in the SAI, please cite the precedent for the 3rd and 4th sentences for the Fund, since it is not a money market fund, and state that whether or not the Fund will concentrate and that a vote would be required to change for the Fund to concentrate.

	Response:	The SAI currently states that the Fund “may not concentrate investments in a particular industry or group of industries” and that this fundamental limitation may be changed only by a “vote of a majority of the outstanding voting securities” of the Fund, as defined in the 1940 Act. Consistent with the note to former Guide 19, the Fund has a policy not to concentrate in any industry and has, in its SAI, provided disclosure about its industry classifications. The description of fundamental investment restriction number 2 says that, for purposes of its policy not to concentrate, the “fund does not consider certificates of deposit or banker’s acceptances issued by domestic branches of U.S. or non-U.S. banks to be in a single industry.” The Fund also believes that this is consistent with former Guide 19, which contains an apparent presumption that U.S. branches of foreign banks are different than U.S. banks unless it can be demonstrated that U.S. branches of foreign banks are subject to the same regulation as U.S. banks. To the extent the guidance in former Guide 19 raises a question of whether U.S. branches of foreign banks and than U.S. banks should be combined, the Fund believes it is appropriate to disclose, as it has since its inception, that it does not does not consider certificates of deposit or banker’s acceptances issued by domestic branches of U.S. or non-U.S. banks to be in a single industry for purposes of its policy regarding concentration.

18.	Please add exceptions for borrowings and illiquid securities to the statement that “Unless otherwise indicated, all limitations applicable to a fund’s investments (as stated in the Prospectus or in this SAI) apply only at the time a transaction is entered into.”

	Response:	The Fund has revised its disclosure to add further information about how investment limitations on borrowing and investing in illiquid securities are applied.

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19.	With respect to the Fund’s disclosure regarding swaps, caps, floors and collars, if the Fund can engage in credit default swaps and total return swaps the Fund should disclose that it must set aside appropriate assets when it engages in those transactions. In addition, please be advised that that SEC has recently issued a concept release regarding the use of derivatives by registered funds, that includes discussion of whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act and, accordingly, the SEC or its staff could issue additional guidance that could impact the Fund’s operations.

	Response:	The Fund believes that its disclosure regarding asset segregation and covering derivative transactions is appropriate. The Fund acknowledges the concept release and possibility of additional guidance being issued.

20.	Please explain what event-linked swaps are and how they differ from catastrophe bonds. Please state whether they can be triggered by weather events and what categories of these bonds will be used. In general, add more disclosure about these kinds of instruments.

	Response:	The requested change has been made.

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The Corporation acknowledges the following: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam Schlichtmann

Adam M. Schlichtmann